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                                                                    Exhibit 15.1


(IDC LETTERHEAD)

May 11, 2005

Mr. Li Shujun
Shanda Interactive Entertainment Limited
No.1 Office Building
No.1 690 Bibo Road, Zhangjiang
Podong New Area
Shanghai 201203, PRC


Dear Li Shujun,

In the absence of prior written consent, the IDC name, logo, trademarks or copyrighted information cannot be used in promotional materials, publicity releases, advertising, or any other similar publications or communications, whether oral or written.

Please consider this letter as written authorization to use the following IDC data in your annual report and shelf registration statement dated May 2005:

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According to IDC's survey about online games in China for 2004 in its "China
Gaming 2004-2009 Forecast and Analysis", which received over 50,000 participants' response, Shanda's massively multiplayer online role-playing games, The Legend of Mir II and The World of Legend (Woool), were respectively the most popular online game and the most popular domestic online game in China. Shanda's casual games include BNB and Maplestory, both of which were among the top ten casual games in China according to the same survey.

Source: IDC, China Gaming 2004-2009 Forecast and Analysis

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Should there be any changes to this text, please notify me immediately.

IDC is not responsible for any damage or loss resulting from the use of IDC information, regardless of the circumstances, and will be held harmless from any loss, cost, or expense, suffered or incurred as a result of, or in connection with any claim, suit or action from any party pertaining to that use.

Should you have any questions, please notify me immediately at +86-10-83913610.

Best regards,


        (COMPANY SEAL)
Wilson Wan
Deputy General Manager
IDC China